Filed pursuant to Rule 253(g)(2)

File No. 024-12193

This Supplement No. 5, dated August 22, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated May 2, 2023, of Landa Financing, LLC, a Delaware limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented.

LANDA FINANCING LLC

20 W. 22nd Street

Suite 1411

New York, NY 10010

(646) 905-0931

Landa.app

CURRENT OFFERING OF UP TO $75,000,000 IN COMMON SHARES

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed May 2, 2023, which can be found here.

Mortgage Loan

On August 18, 2023, the Company entered into a first mortgage loan with the Landa Series LLC listed in the table below, pursuant to the terms outlined in the table (the “Mortgage Loan”). The Mortgage Loan is secured by the underlying property owned by the respective Landa Series LLC located at the following address: 8658 Ashley Way, Douglasville, Georgia, 30134. The Company notes that the Landa Series LLC and its manager (Landa Holdings) are each an affiliate of the Company and the Manager. The Mortgage Loan represents approximately 65% of the target loan to value ratio of the Landa Series LLC and will be used by the Landa Series LLC to directly fund the acquisition of the property and to repay all or a portion of existing indebtedness each held by a third party and an affiliate of the Manager.

Landa Series LLC Borrower	Loan Amount	Interest Rate	Loan Date	Maturity Date
Landa App LLC – 8658 Ashley Way Douglasville GA LLC	$114,545	(1)	08/18/2023	08/18/2025

(1)	Bears interest at Overnight SOFR + 3.5%.

The foregoing is a summary of the terms of the Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Mortgage Loan, a final copy of which is filed as Exhibit 6.1 to our Form 1-U, filed on August 22, 2023, which can be found here.